

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Via E-mail
Michael J. Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Ave Suite 1005
New York, NY 10016

> **Re:** **Fresh Harvest Products, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed February 15, 2011**
> **File No. 000-51390**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

General

1. To the extent comments below also apply to your preliminary proxy statement on Schedule 14A that we are concurrently reviewing, please revise your preliminary proxy statement accordingly.

Products, page 7

2. Please disclose the name of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of …, page 17

Overview, page 17

3. In the fourth paragraph under this heading you state that some of your products include organic coffee from South America and Africa. Please revise your business section to provide disclosure regarding your organic coffee if it is one of your principal products. Refer to Item 101(h)(4)(i) of Regulation S-K.

Consolidated Statement of Operations, page 27

4. Please revise to present depreciation expense as an operating expense in accordance with SAB topic 11B.

Consolidated Statement of Cash Flows, page 29

5. Please elaborate on your basis for presenting stock issued for the acquisition of assets, fees related to the asset acquisition agreement, stock issued for services and stock issued for conversion of debt as adjustments to reconcile net loss to cash flows used in operating activities. In this regard, tell us what consideration you gave to presenting these transactions as non cash investing and financing activities. Please tell us how your classification complies with FASB ASC 230-10-50-3 through 50-6.

Note 1. General Organization and Business, page 30

Material Agreement, page 30

6. We note on March 2, 2010 you entered into an Asset Purchase Agreement with Take and Bake Inc., doing business as A.C. LaRocco Pizza Company. Please clarify whether you accounted for the transaction as a business combination or an asset acquisition and the basis for your accounting treatment. Reference is made FASB ASC 805-10-25-1.

Note 2. Summary Of Significant Accounting Policies, page 32

Impairment of Goodwill, page 34

7. We note your goodwill impairment charge associated with AC LaRocco in the amount of $666,512 during the year ended October 31, 2010. Please tell us in which prior reporting period you previously recorded this goodwill.

Note 10. Commitments and Contingencies, page 41

8. Please explain your basis for presenting the $450,000 in unpaid consideration in the form of 15,000,000 shares of Company stock as a contingency, including the guidance you relied on.

9. Please explain your basis for not recording the unfunded investment commitment of $292,349, including the guidance you relied on.

Item 11. Executive Compensation, page 49

Summary Compensation Table, page 49

10. Please confirm that the amount reported in your summary compensation table for the stock awards to Mr. Friedman in 2009 reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K. Alternatively, revise to provide the disclosure required by this Item.

Employees and Employment Agreements, page 49

11. Please disclose the material terms of Mr. Friedman's employment agreement that were in effect during the fiscal year ended October 31, 2010. Refer to Item 402(o)(1) of Regulation S-K.

Directors' Compensation, page 49

12. Please reconcile your disclosure in the first sentence under this heading with your disclosure in the second sentence. In this regard, it appears that you currently do not have any authorized shares available for issuance.

Item 12. Security Ownership of Certain Beneficial Owners and Management …, page 50

13. Based on the disclosure on page 5 in your preliminary information statement filed April 23, 2010, it appears that you had several five percent or greater shareholders at that time. To the extent required, please disclose the information required by Item 403 of Regulation S-K with respect to your five percent or greater shareholders.

Item 13. Certain Relationships and Related Transactions and Director . . ., page 50

14. Please disclose the information required by Item 404(d) of Regulation S-K with respect to your related party loans.

Item 15. Exhibits and Financial Statement Schedules, page 52

    15. Please file complete, unredacted copies of Exhibits 2.2 and 10.1.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Accounting Reviewer, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

                         Sincerely,

                         /s/ Andrew Mew

                         Andrew Mew
                         Accounting Branch Chief

cc: Clayton Parker
         K&L Gates LLP